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Exhibit E

DEED OF IRREVOCABLE UNDERTAKING
FOR INDEPENDENT DIRECTORS

To: MDCP Acquisitions I (the "Offeror")

Offer for Jefferson Smurfit Group plc (the "Company")

1.
I, the undersigned hereby irrevocably undertake, represent and warrant to the Offeror that, subject only to the terms and conditions of this deed and your announcing the Offer by 5.00 pm on 17 June 2002 (or such later date as the Company and the Offeror may agree) on the terms and subject to the conditions set out or referred to in the draft press announcement in the form attached hereto and marked "A" (the "Press Announcement") and/or on such terms and conditions as may be required by the Irish Takeover Panel Act, 1997, Takeover Rules, 2001 (the "Takeover Rules") and/or the requirements of the Irish Stock Exchange and any other applicable regulatory requirements:-

1.1
I am the registered holder and beneficial owner of (or I am otherwise able to control the exercise of all rights attaching to, including the ability to procure the transfer of) the number of ordinary shares of €0.30 each in the capital of the Company (the "Shares", which expression shall include any other shares in the Company issued after the date hereof and attributable or derived from such Shares) set out in the schedule hereto and I am now able and have all relevant rights and authority to and, upon the Offer being made, will be able to vote or procure the voting of the Shares in favour of the Resolutions and to accept or procure the acceptance of the Offer in respect of the Shares and to transfer the Shares free from all liens, charges, options, equities and encumbrances and together with all rights now or hereafter attaching thereto, including the right to all dividends and other distributions (if any) declared, made or paid hereafter subject to the matters referred in the Press Announcement and otherwise perform any obligation under this undertaking.

1.2
I will as soon as possible and in any event within seven business days after the posting of the formal document containing the Offer and the terms and conditions thereof (the "Offer Document") duly accept or procure the acceptance of the Offer in accordance with its terms in respect of the Shares and shall forward the relevant share certificate(s) at the time of acceptance or a form of indemnity acceptable to the Directors of the Company in respect of any lost certificate(s) at the time of acceptance or will forward or procure that there is forwarded, with such acceptances, the participant ID and the member account ID under which the Shares are held in CREST and will send or procure that there is sent a Transfer to Escrow instruction (as defined by the CREST manual issued by CRESTCO Limited) in relation to the Shares in accordance with the terms of the Offer;

1.3
I will vote in favour of the Resolutions; provided that nothing in this sub-clause 1.3 shall limit the exercise of my fiduciary duties as a director of the Company under applicable law;

1.4
regardless of whether the Offer Document and/or applicable law or regulation confer rights of withdrawal on accepting shareholders, for so long as this undertaking remains in effect, I will not withdraw any acceptance of the Offer in respect of the Shares or any of them and will procure that no rights to withdraw any acceptance in respect of such Shares are exercised;

1.5
for so long as this undertaking remains in effect, I will not sell, transfer, charge, encumber, grant any option over or otherwise dispose of or permit the sale, transfer, charging or other disposition or creation or grant of any other encumbrance or option of or over all or any of the Shares or interest in the Shares except under the Offer or Spin-Off, or accept any other offer in respect of all or any of such Shares, or (other than pursuant to the Offer or Spin-Off) enter into any agreement or arrangement to do any of the foregoing; and

  1.6
  as soon as reasonably practicable, and in any event no later than the fifth business day following to the release of the Press Announcement, I will supply, or procure the supply to the Offeror of details (dates, prices and numbers) of my dealings in the shares of the Offeror and the Company in the twelve month period prior to the date of this deed.

2.
All references in this deed to the "Offer" shall mean the proposed offer to be made by or on behalf of the Offeror to acquire the whole of the issued share capital of the Company and shall include any revisions, extensions or renewals of such Offer on terms at least as favourable as that under the Offer.

3.
All references in this deed to the "Resolutions" shall mean all resolutions to be proposed at the extraordinary general meeting of the Company to be convened in connection with the Spin-Off, including the resolutions to approve a reduction of capital under Section 72 of the Companies Act, 1963 and to approve the participation of certain members of management of the Company in the Offeror.

4.
All references in this deed to the "Spin-Off" shall mean the proposed distribution of the Company's shares in Smurfit-Stone Container Corporation to the Company's shareholders on a pro rata basis in exchange for the cancellation of shares pursuant to a reduction of capital under Section 72 of the Companies Act, 1963.

5.
The obligations and provisions set out in this deed apply equally to the persons from whom I am to procure acceptance of the Offer pursuant to the terms of sub-clause 1.2 above and I will procure the observance of such persons of the terms hereof as if they were each specifically a party hereto.

6.
I understand that, in accordance with the Takeover Rules, particulars of this irrevocable undertaking will be contained in the Offer Document and that a copy of this undertaking will be available for inspection while the Offer remains open for acceptance.

7.
I confirm that I am not interested in any shares or other securities of the Company other than those of which details are set out in the schedule hereto.

8.
This undertaking shall cease to have effect in which event this undertaking shall lapse and no party hereto shall have any claims against the others if:

(a)
the Press Announcement is not issued by 5.00 pm on 17 June 2002; or

(b)
the Offer Document has not been posted on or before 15 July 2002 (or such later date as the Offeror and the Company may agree); or

(c)
the Offer is withdrawn or lapses; or

(d)
the Independent Directors of the Company withdraw or adversely modify their recommendation of the Offer as set forth in the Press Announcement.

9.
I hereby acknowledge that nothing in this deed obliges the Offeror to despatch the Offer Document in the event that it is not required to do so under the Takeover Rules.

10.
Any time, date or period mentioned in this deed may be extended by agreement between the parties but as regards any time, date or period originally fixed or so extended, time shall be of the essence.

11.
This deed will be governed by and construed in accordance with the laws of Ireland and I submit to the exclusive jurisdiction of the Irish courts for all purposes in connection herewith.

IN WITNESS whereof this undertaking has been entered into as a deed the day and year first herein written.

THE COMMON SEAL of [ ] was affixed in the presence of:
Director

Director/Secretary
or
SIGNED SEALED AND DELIVERED by [ ] in the presence of:

SCHEDULE

Registered holder	Beneficial owner	Number of Ordinary Shares

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  Exhibit E